SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 June, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                                                                                                                                                                                  11 June 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announced on 9 March 2012 that part of the deferred bonus awards for 2011 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 would vest in 2012 and be released in Shares.

In this respect, the Group announces that on 8 June 2012 after the settlement of income tax and national insurance contributions, the  members of the Group Executive Committee listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
A Brittain	376,815
J Colombás	277,177
M Fisher	322,467
A Lorenzo	277,177
J Maltby	225,546
D Nicholson	146,740
A Risley	184,784
T Strauss	536,237
M Young	279,894

The Group further announces that on 8 June 2012 after the settlement of income tax and national insurance contributions, Mr Nicholson received 85,015 Shares and Ms Risley received 127,379 Shares in respect of their deferred bonus awards for 2008 granted under the Lloyds Banking Group Deferred Bonus Plan 2008. The Shares were acquired for nil consideration.

On 8 June 2012 Angie Risley sold 447,276 Shares at 26.4957 pence per Share and Mark Fisher sold 322,467Shares at 26.4957 pence per Share.

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules and relates to transactions notified to Lloyds Banking Group plc on 8 June 2012 by the Group's registrar, which handles administrative arrangements relating to the Lloyds Banking Group Deferred Bonus Plan 2008.  The transactions took place in the United Kingdom and the Shares are listed on the London Stock Exchange.

For further information:

Douglas Radcliffe                                                                   +44 (0)20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@ltsb-finance.co.uk

Ed Petter                                                                                 +44 (0) 20 8936 5655
Group Media Relations
Email:
Edward.Petter@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 11 June, 2012